Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 4

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated March 16, 2006)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due November 15, 2035

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated March 16, 2006, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due November 15, 2035, and any Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus and prospectus supplement dated March 16, 2006. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus and prospectus supplement dated March 16, 2006, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus and prospectus supplement dated March 16, 2006 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus or in the prospectus supplement dated March 16, 2006.

See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 16, 2006 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is January 9, 2007

The information is the table under the caption “Selling Securityholders” in the prospectus supplement dated March 16, 2006 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated March 16, 2006 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated March 16, 2006 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Credit Industriel et Commercial	55,000,000	55,000,000	611,110	611,110	0	0
DBAG LONDON(3)	29,416,000	29,416,000	326,844	326,844	0	0
DEUTSCHE BANK SECURITIES INC(4)	31,000,000	31,000,000	344,444	344,444	0	0
Lehman Brothers, Inc.(4)	87,000,000	87,000,000	966,666	966,666	0	0
Links Finance Corporation	67,100,000	67,100,000	745,555	745,555	0	0
Morgan Stanley International Limited(4)(5)	124,900,000	124,900,000	1,450,360	1,387,786	0	62,574
Natexis Securite Plus	58,500,000	58,500,000	649,999	649,999	0	0
Swiss Reinsurance America Corporation	2,000,000	2,000,000	22,222	22,222		0
Other securityholders(6)(7)	80,637,000		895,966

(1)	Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 11.1111 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)	This selling securityholder has identified itself as an affiliate of a broker-dealer.

(4)	This selling securityholder has identified itself as a broker-dealer.
(5)	Morgan Stanley International Limited has identified that one of its affiliates is a lender under one of our credit facilities. In addition, during the past three years, Morgan Stanley International Limited and/or its affiliates have performed financial advisory and investment banking services for us.
(6)	Reflects securities held by securityholders who have not provided us with resale information. Such securityholders may not use the prospectus supplement dated March 16, 2006 to sell notes or shares of our Common Stock issuable upon conversion of the notes until they are identified in an amendment to the registration statement of which this supplement is a part or in additional supplements. Information about other selling securityholders will be set forth in an amendment to the registration statement of which this supplement is a part or in additional supplements, as required.
(7)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the notes.